October 31, 1997


                 QUARTERLY REPORT TO THE LIMITED PARTNERS
                       OF DSI REALTY INCOME FUND X


DEAR LIMITED PARTNERS:

We are pleased to enclose the Partnership's unaudited financial statements for the period ended September 30, 1997. The following is Management's discussion and analysis of the Partnership's financial condition and results of its operations.

For the three month periods ended September 30, 1997, and 1996, total revenues decreased 2.1% from $689,905 to $675,479 and total expenses increased 8.1% from $373,820 to $404,237. As a result, net income decreased 14.2% from $316,085 to $271,242 for the three month period ended September 30, 1997, as compared to the same period in 1996. The decrease in revenue can be attributed to a decrease in rental income due to lower occupancy and unit rental rates. Occupancy levels for the Partnership's five mini-storage facilities averaged 86.7% for the three month period ended September 30, 1997, as compared to 89.3% for the same period in 1996. The Partnership is continuing its advertising campaign to attract and keep new tenants in its various mini-storage facilities. Operating expenses increased approximately $23,600 (7.1%) from $333,821 for the three month period ended September 30, 1996, to $357,450 for the same period in 1997. The increase can be attributed primarily to higher maintenance and repairs, real estate tax expenses. General and administrative expenses increased approximately $6,800 (17.0%) primarily as a result of Michigan State Taxes, which were levied for the first time.

For the nine month periods ended September 30, 1997, and 1996, total revenues decreased 1.1% from $2,008,344 to $1,986,186 and total expenses increased 4.9% from $1,172,762 to $1,229,913. As a result, net income decreased 9.5% from $835,582 for the nine month period ended September 30,1996, to $756,273 for the same period in 1997. The decrease in revenue can be attributed to a decrease in rental revenue as discussed above and a decrease in U-Haul commissions. Operating expenses increased approximately $44,900 (4.4%) from $1,014,760 to $1,059,659. Increases in fire and liability insurance, maintenance and repair, real estate tax, salaries and wage and office expenses were partially offset by decreases in, power sweeping and guard service expenses. General and administrative expenses increased approximately $12,300 (7.8%) for the same reason as discussed above.

The General Partners will continue their policy of funding improvements and maintenance of Partnership properties with cash generated from operations.
The Partnership's financial resources appear to be adequate to meet its needs.

We are not enclosing a copy of the Partnership Form 10-Q as filed with the Securities and Exchange Commission, since all the information set forth therein is contained either in this letter or in the attached financial statements. However, if you wish to receive a copy of said report, please send a written request to DSI Realty Income Fund X, P.O. Box 357, Long Beach, California 90801.

                              Very truly yours,

                              DSI Realty Income Fund X
                              By: DSI Properties, Inc., as
                              General Partner



                              By___\s\ Robert J. Conway_______
                              ROBERT J. CONWAY, President